SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 17)

                    Under the Securities Exchange Act of 1934

                         Interstate Bakeries Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    46072310
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Kristin Adrian, Esq.                        Thomas E. Dunn, Esq.
Senior Vice President, General              Cravath, Swaine & Moore
Counsel and Secretary                       Worldwide Plaza
Nestle Holdings, Inc.                       825 Eighth Avenue
c/o Nestle USA, Inc.                        New York, New York, 10019
800 North Brand Boulevard                   (212) 474-1000
Glendale, California, 91203
(818) 549-6703



(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                April 25, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 8 Pages

CUSIP NO. 46072310

-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Nestle Purina PetCare Company                                      |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Missouri                                                           |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  7,500,000                               |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |  Sole Dispositive Power                  |
       Person With        |   9   |  7,500,000                               |
                          |-------|------------------------------------------|
                          |       |  Shared Dispositive Power                |
                          |  10   |  - 0 -                                   |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  7,500,000                                                          |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  17.21%*                                                             |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  | Type of Reporting Person (See Instructions)                         |
       | CO                                                                  |
-----------------------------------------------------------------------------x

*  See note on page 5.

                               Page 2 of 8 Pages

-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Tower Holding Company, Inc.                                        |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Delaware                                                           |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  7,500,000                               |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |  Sole Dispositive Power                  |
       Person With        |   9   |  7,500,000                               |
                          |-------|------------------------------------------|
                          |       |  Shared Dispositive Power                |
                          |  10   |  - 0 -                                   |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  7,500,000                                                          |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  17.21%*                                                             |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  | Type of Reporting Person (See Instructions)                         |
       | CO                                                                  |
-----------------------------------------------------------------------------x

*  See note on page 5.

                               Page 3 of 8 Pages

-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Nestle Holdings, Inc.                                              |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Delaware                                                           |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  7,500,000                               |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |  Sole Dispositive Power                  |
       Person With        |   9   |  7,500,000                               |
                          |-------|------------------------------------------|
                          |       |  Shared Dispositive Power                |
                          |  10   |  - 0 -                                   |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  7,500,000                                                          |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  17.21%*                                                             |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  | Type of Reporting Person (See Instructions)                         |
       | CO                                                                  |
-----------------------------------------------------------------------------x

*  See note on following page.

                               Page 4 of 8 Pages

-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Nestle S.A.                                                        |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Switzerland                                                        |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  7,500,000                               |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |  Sole Dispositive Power                  |
       Person With        |   9   |  7,500,000                               |
                          |-------|------------------------------------------|
                          |       |  Shared Dispositive Power                |
                          |  10   |  - 0 -                                   |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  7,500,000                                                          |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  17.21%*                                                             |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  |  Type of Reporting Person (See Instructions)                        |
       |  CO                                                                 |
-----------------------------------------------------------------------------x

* Calculated based on information provided by Interstate Bakeries Corporation that 43,567,438 shares of its common stock were outstanding on April 25, 2002 following the completion of the transaction described in Item 4 of this amendment.

                               Page 5 of 8 Pages

Item 1.        Security and Issuer.

               Item 1 is hereby amended, in pertinent part, by adding the following:

               This Amendment No. 17 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; Amendment No. 6 thereto, which was filed on August 8, 1997; Amendment No. 7 thereto, which was filed on October 14, 1997; Amendment No. 8 thereto, which was filed on February 10, 1998; and Amendment No. 9 thereto, which was filed on April 7, 1998; Amendment No. 10 thereto, which was filed on April 17, 1998; Amendment No. 11 thereto, which was filed on August 6, 1998; Amendment No. 12 thereto, which was filed on June 11, 1999; Amendment No. 13 thereto, which was filed on August 4, 2000; Amendment No. 14 thereto, which was filed on September 1, 2000; Amendment No. 15 thereto, which was filed on December 21, 2001; and Amendment No. 16 thereto, which was filed on April 2, 2002. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D as previously amended.

Item 4         Purpose of the Transaction

               Item 4 is hereby amended, in pertinent part, by adding the following:

               On April 25, 2002, the Issuer purchased 7,348,154 shares of Issuer Common Stock from Tower at a price per share of $21.50 pursuant to the Letter Agreement.

                               Page 6 of 8 Pages

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 of Schedule 13D is amended, in pertinent part, by adding the following:

               On April 25, 2002, the Issuer purchased 7,348,154 shares of Issuer Common Stock from Tower at a price per share of $21.50 pursuant to the Letter Agreement.

               On April 18, 2002, the Issuer filed a registration statement with the Securities and Exchange Commission with respect to the sale by the Nestle Group of a total of 7,500,000 shares of Issuer Common Stock in an underwritten and registered public offering (including 681,818 shares subject to an underwriters' over-allotment option). Nothing in this Schedule 13D shall constitute, or shall be deemed to constitute, an offer to sell or the solicitation of an offer to buy any shares of Issuer Common Stock.


                               Page 7 of 8 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 26, 2002

                                   NESTLE S.A.

                                   by: /s/ Kristin Adrian
                                       --------------------------------------
                                       Kristin Adrian, attorney-in-fact for

                                         Name:  H. P. Frick
                                         Title: Senior Vice President and
                                                General Counsel of Nestle S.A.

                                   NESTLE HOLDINGS, INC.

                                   by: /s/ Kristin Adrian
                                       --------------------------------------
                                       Name:  Kristin Adrian
                                       Title: Senior Vice President,
                                              General Counsel and Secretary

                                   NESTLE PURINA PETCARE COMPANY

                                   by: /s/ Kristin Adrian
                                       --------------------------------------
                                       Name:  Kristin Adrian
                                       Title: Senior Vice President and
                                              Secretary

                                   TOWER HOLDING COMPANY, INC.

                                   by: /s/ Kristin Adrian
                                       --------------------------------------
                                       Name:  Kristin Adrian
                                       Title: Vice President and Assistant
                                              Secretary




                               Page 8 of 8 Pages